|------------------------------|
                                              |        OMB APPROVAL          |
                 UNITED STATES                |------------------------------|
       SECURITIES AND EXCHANGE COMMISSION     |OMB Number: 3235-0058         |
             Washington, D.C. 20549           |Expires:    March 31, 2006    |
                                              |Estimated average burden      |
                  FORM 12b-25                 |hours per response.......2.50 |
                                              |------------------------------|
        NOTIFICATION OF LATE FILING           |------------------------------|
                                              |      SEC FILE NUMBER         |
                                              |  000-13865                   |
                                              |------------------------------|
                                              |      CUSIP NUMBER            |
                                              |                              |
                                              |  83087K107                   |
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(Check one):  |X| Form 10-K   |_| Form 20-F  |_| Form 11 -K   |_| Form 10-Q
              |_| Form 10-D   |_| Form N-SAR |_| Form N-CSR

              For Period Ended: December 31, 2005
                                ----------------------------------

              |_|      Transition Report on Form 10-K
              |_|      Transition Report on Form 20-F
              |_|      Transition Report on Form 11-K
              |_|      Transition Report on Form 10-Q
              |_|      Transition Report on Form N-SAR
              |_|      For the Transition Period Ended: _____________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


SkyTerra Communications, Inc.
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Full Name of Registrant

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Former Name if Applicable

19 West 44th Street, Suite 507
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Address of Principal Executive Office (Street and Number)

New York, NY, 10036
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City, State and Zip Code
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)  The reason described in reasonable detail in Part III of this
      |       form could not be eliminated without unreasonable effort or
      |       expense
      |  (b)  The subject annual report, semi-annual report, transition report
      |       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
      |       portion thereof, will be filed on or before the fifteenth
|X|   |       calendar day following the prescribed due date; or the subject
      |       quarterly report or transition report on Form 10-Qorsubject
      |       distribution reporton Form 10-D, or portion thereof, will be
      |       filed on or before the fifth calendar day following the
      |       prescribed due date; and
      |  (c)  The accountant's statement or other exhibit required by Rule
      |       12b-25(c) has been attached if applicable.
      |

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SkyTerra Communications, Inc. (the "Company") is unable to file its Form 10-K for the year ended December 31, 2005 without unreasonable effort or expense due to delays caused by unanticipated effects arising from the recent spin-off transaction (the "Transaction") of Hughes Communications, Inc. ("Hughes").

In connection with the Transaction, on December 31, 2005, the Company contributed to Hughes substantially all of the assets and liabilities of the Company other than its interests in each of Mobile Satellite Ventures LP and TerreStar Networks, Inc. and certain designated cash. On February 21, 2006, the Company made a special dividend distribution of all of the outstanding Hughes common stock to the Company's stockholders. As a result of the Transaction, Hughes became an independent, publicly-owned company and the accounting successor to the Company.

The Company intends to file, by March 31, 2006, its Form 10-K for the year ended December 31, 2005.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Robert C. Lewis                212             730-7540
     --------------------------     ------------    ----------------------
                (Name)              (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer
     is no, identify report(s).         Yes  |X|    No  |_|

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        Yes  |_|    No  |X|

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_______________________________________________________________________________


                         SkyTerra Communications, Inc.
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 17, 2006                         By /s/ Robert C. Lewis
       ----------------------------              ---------------------------
                                                 Senior Vice President,
                                                 General Counsel and Secretary




INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.